Exhibit 99.1

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended September 30, 2026

Majuro, Marshall Islands, October 23, 2026, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended September 30, 2026.

Recent Developments

Incident on Vessel

On August 1, 2026, GasLog Shanghai, a 155,000 cubic meter tri-fuel diesel electric propulsion (“TFDE”) LNG carrier built in 2013, was struck by an unknown projectile while transiting the Strait of Hormuz. The vessel experienced a loss of power and propulsion but there were no injuries or pollution. Following the extensive efforts by the crew, on August 4, 2026, the vessel proceeded under its own power to the east coast of United Arab Emirates for temporary repairs. On September 22, 2026, the vessel arrived to the shipyard, for permanent repairs. The cost of repairs for damage to the vessel and the associated loss of hire were fully insured under the vessel’s war risk and war loss of hire insurance policies. Upon completion of the repairs, the vessel will be redelivered to its owners.

Quarterly Financial Results

Amounts in thousands of U.S. dollars	For the three months ended
	September 30, 2025	September 30, 2026
Revenues	$60,863	$53,703
(Loss)/profit for the period	$(13,033)	$5,992

Revenues were $53.7 million for the quarter ended September 30, 2026 ($60.9 million for the same period in 2025). The decrease of $7.2 million is mainly attributable to the steam turbine propulsion (“Steam”) vessels that have exited our fleet in the fourth quarter of 2025 as well as in the second quarter of 2026, a decrease in available days for the remaining vessels (92 dry-docking off-hire days in the quarter ended September 30, 2026, compared to 31 dry-docking off-hire days in the same period in 2025), partially offset by higher average charter rates during the three months ended September 30, 2026.

Profit was $6.0 million for the quarter ended September 30, 2026 (loss of $13.0 million for the same period in 2025). The increase in profit of $19.0 million is mainly attributable to a) a decrease of $23.8 million in non-cash impairment loss ($23.6 million non-cash impairment loss was recognized in the quarter ended September 30, 2025, of which $22.3 million resulted from the agreement to sell the Methane Jane Elizabeth), b) a decrease of $5.1 million in depreciation as a result of the decrease in the average number of vessels in our fleet and the impairment charges recognized in the prior year and c) a decrease of $2.1 million in vessel operating costs mainly attributable to the decrease in the average number of vessels in our fleet, partially offset by an increase in the daily running cost. The above-mentioned fluctuations were partially offset by a) a decrease of $7.2 million in revenues, as discussed above, and b) an increase of $6.4 million in voyage expenses and commissions mainly attributable to an increase in bunkers consumption, as a result of the decreased utilization of the remaining spot fleet.

Unaudited condensed consolidated statements of financial position

(All amounts expressed in thousands of U.S. Dollars)

	December 31, 2025	September 30, 2026
Assets
Non-current assets
Other non-current assets	1,073	628
Tangible fixed assets	1,116,578	1,056,777
Right-of-use assets	54,960	29,341
Total non-current assets	1,172,611	1,086,746
Current assets
Trade and other receivables	16,959	31,724
Inventories	4,644	15,044
Due from related parties	417	3,421
Prepayments and other current assets	2,448	2,244
Cash and cash equivalents	5,221	2,965
Total current assets	29,689	55,398
Total assets	1,202,300	1,142,144
Partners’ equity and liabilities
Partners’ equity
Common unitholders and general partner	814,972	783,170
Preference unitholders	279,859	279,917
Total partners’ equity	1,094,831	1,063,087
Current liabilities
Trade accounts payable	2,815	8,166
Other payables and accruals	39,532	36,440
Lease liabilities—current portion	38,679	28,233
Total current liabilities	81,026	72,839
Non-current liabilities
Lease liabilities—non-current portion	26,233	6,078
Other non-current liabilities	210	140
Total non-current liabilities	26,443	6,218
Total partners’ equity and liabilities	1,202,300	1,142,144

Unaudited condensed consolidated statements of profit or loss

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2025	September 30, 2026	September 30, 2025	September 30, 2026
Revenues	60,863	53,703	211,371	211,811
Voyage expenses and commissions	(4,776)	(11,244)	(15,027)	(19,902)
Vessel operating costs	(16,008)	(13,913)	(47,882)	(44,293)
Depreciation	(24,790)	(19,670)	(81,032)	(58,677)
General and administrative expenses	(3,419)	(2,473)	(10,299)	(9,244)
Loss on disposal of vessels	(137)	(8)	(137)	(110)
Impairment loss	(23,558)	187	(58,170)	(8,018)
(Loss)/profit from operations	(11,825)	6,582	(1,176)	71,567
Financial costs	(1,219)	(601)	(3,992)	(2,208)
Financial income	11	11	63	47
Total other expenses, net	(1,208)	(590)	(3,929)	(2,161)
(Loss)/profit for the period	(13,033)	5,992	(5,105)	69,406